SOS Limited

Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street

West Coast New District, Qingdao City, Shandong Province 266400

People’s Republic of China

March 11, 2024

Via Edgar

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Todd Schiffman
Christian Windsor

Re:	SOS Ltd.
Registration Statement on Form F-1, as amended
Initially Filed on December 12, 2023
File No. 333-276006

Ladies and Gentlemen:

On March 7, 2024, we, as the representative of SOS Ltd, filed a letter with the U.S. Securities and Exchange Commission via EDGAR requesting, pursuant to Rule 461 under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-referenced Registration Statement so that it may be declared effective at 9:00a.m., Eastern Time, on March 11, 2024, or as soon thereafter as practicable. We are no longer requesting that such Registration Statement be declared effective at this specific date and time and we hereby formally withdraw such request for acceleration.

Very truly yours,

SOS Limited

By:	/s/ Yandai Wang
	Name:	Yandai Wang
	Title:	Chairman of the Board and Chief Executive Officer